BB

[redacted]

SECUR 04013140 IMISSION

8-27

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29681

AUG 1 6 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SRM SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1925 CENTURY PARK EAST, SUITE 880
(No. and Street)

LOS ANGELES, CA 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL SOLL 310-551-1624
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN MCCANN P.C.
(Name – *if individual, state last, first, middle name*)

11601 WILSHIRE BLVD., #2300, LOS ANGELES, CA 90025
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LM

OATH OR AFFIRMATION

I, PAUL SOLL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SRM SECURITIES, INC., as of FEBRUARY 23, 2004, XXXXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAVED BAVA
Commission # 1401977
Notary Public - California
Los Angeles County
My Comm. Expires Feb 23, 2007

Notary Public

Paul Soll
Signature

PRESIDENT
Title

Subscribed and sworn to (or affirmed) before me this 26th (Date) day of February (Month), 2004 (Year) by Paul Edward Soll only
Name of Signer(s)

Signature of Notary Public Los Angeles, California

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SRM SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2003

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11601 Wilshire Blvd., Suite 2300
Los Angeles, California 90025
310-268-2000 ph
310-268-2001 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

SRM SECURITIES, INC.

We have audited the accompanying statement of financial condition of SRM Securities, Inc. as of December 31, 2003, and the related statement of income, changes in stockholders' equity, and cash flow for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SRM Securities, Inc. as of December 31, 2003, and the result of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Los Angeles, California
February 23, 2004

SRM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Due from broker	$	1,316,075
Trading securities		92,367
Property and equipment, at cost, less accumulated depreciation		5,349
Other assets		84,581
TOTAL ASSETS	$	1,498,372

LIABILITIES

Bank overdraft - operating accounts	$	15,033
Bank overdraft - money market		448,586
Due to broker		14,564
Notes payable to clearing broker/dealer		87,500
Accounts payable and accrued expenses		663,019
TOTAL LIABILITIES		1,228,702

STOCKHOLDERS' EQUITY

Common stock, no par value, authorized 20,000 shares, issued and outstanding 3,000 shares		30,000
Retained earnings		239,670
TOTAL STOCKHOLDERS' EQUITY		269,670
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,498,372

See Notes to Financial Statements

SRM SECURITIES, INC.

STATEMENT OF INCOME

Year Ended December 31, 2003

INCOME		
Commissions	$	1,016,561
Trading gains and losses		316,090
Interest and dividends		31,734
Other income		51,302
TOTAL INCOME		1,415,687
EXPENSES		
Officer's salaries		585,000
Employee compensation		161,755
Insurance		124,035
Rent		108,638
Commissions		84,839
News and quotations service		72,583
Reserve		30,100
Office supplies		27,413
Payroll taxes		26,809
Loss on sale of investment		25,000
Parking		21,919
Accounting		16,868
Telephone and office utilities		16,167
Other commissions and fees expenses		14,757
Taxes & Licenses		14,638
Automobile expense		10,464
Travel		10,025
Other operating expenses		33,204
TOTAL EXPENSES		1,384,215
INCOME BEFORE INCOME TAXES		31,472
INCOME TAX EXPENSE		12,058
NET INCOME	$	19,413

See Notes to Financial Statements

SRM SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2003

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2002	$ 30,000	$ 262,257	$ 292,257
Dividends	-	(42,000)	(42,000)
Net income	-	19,413	19,413
Balance, December 31, 2003	$ 30,000	$ 239,670	$ 269,670

See Notes to Financial Statements

SRM SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	19,413
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation and amortization		1,378
Loss on sale of investment		25,000
Forgiveness of debt of note payable to clearing broker		(87,500)
Decrease (increase) in operating assets:		
Due from broker		(294,385)
Commissions receivable		1,509
Trading securities		(21,069)
Other assets		(67,324)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		405,913
NET CASH FLOWS FROM OPERATING ACTIVITIES		(17,065)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in property, plant and equipment		(3,322)
NET CASH FLOWS FROM INVESTING ACTIVITIES		(3,322)
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank overdraft - money market		20,373
Dividends paid		(42,000)
NET CASH FLOWS FROM FINANCING ACTIVITIES		(21,627)
NET CHANGES IN CASH AND CASH EQUIVALENTS		(42,014)
CASH, BEGINNING OF YEAR		26,981
BANK OVERDRAFT, END OF YEAR	$	(15,033)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$	-
Cash paid for taxes	$	13,500
NONCASH INVESTING AND FINANCING ACTIVITIES		
Sale and repurchase of investment from shareholder for note receivable	$	-

See Notes to Financial Statements

SRM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(1) <u>Summary of significant accounting policies</u>

Nature of operations - SRM Securities, Inc. (the Company) is engaged in a single line of business as a securities broker dealer which comprises several classes of services, including principal transactions, agency transactions, and investment advisory. The Company was incorporated in California on April 29, 1983 as a C corporation. The Company's customers are primarily individuals located throughout Southern California.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Securities transactions - Securities transactions, commission revenue and related expenses are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as due from broker.

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings. Unrealized loss of $2,727 was included in operations for the year ended December 31, 2003.

Cash equivalents - The Company considers all highly liquid debt instruments with an original maturity of six months or less to be cash equivalents.

Concentrations of credit risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of uninsured cash and cash equivalent balances and the Due From Broker Account. The Company places its cash and cash equivalents and the Due From Broker Account with high-credit quality financial institutions. At times, balances in the Company's accounts may exceed the Federal Deposit Insurance Corporation (FDIC) limit of $100,000 or the Securities Investor Protection Corporation (SIPC) limit of $500,000.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SRM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies (Continued)

Off-balance sheet risk - The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, receipt and delivery of securities relative to customer transactions. All customers' securities transactions are fully disclosed by the Company to its clearing broker/dealer. Off-balance sheet risk exists due to the possibility that the customers may fail to meet their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper execution of customers' transactions by the clearing broker/dealer.

Investment in limited partnerships - The investment in The Devil's Laughter Productions, Ltd. is accounted for under the equity method under which the equity in the annual income or loss of the investment is recorded as an increase or decrease in carrying value of the investment. The partnership liquidated prior to December 31, 2003, and the Company recognized a loss of $25,000 in operations.

Property, equipment and depreciation - Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed primarily using the straight-line and declining balance methods over the following estimated useful lives:

Asset Classification	Estimated Useful Life
Office equipment	5 - 7 Years

Leasehold improvements are amortized on the straight-line method over the term of the lease or estimated useful life, whichever is shorter.

Expenditures for maintenance and repairs are charged to operations as incurred. Major renewals and betterments are capitalized.

Impairment of long-lived assets - The Company assesses the recoverability of its long-lived assets on an annual basis or whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the recorded assets, impairment is recognized to reduce the carrying value of the long-lived assets to the estimated fair value. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Additionally, in conjunction with the review for impairment, the remaining estimated lives of certain of the Company's long-lived assets are assessed.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Income taxes receivable of approximately $1,442 is included in other assets for the year ended December 31, 2003.

(2) Property and equipment

Cost		
Office equipment	$	251,901
Leasehold improvements		29,837
Total cost		281,738
Accumulated depreciation		(276,389)
Net property and equipment	$	5,349

Depreciation expense charged to operations was $1,378 for the year ended December 31, 2003.

(3) Note payable to clearing broker/dealer

In October 2002, the Company changed its clearing broker-dealer. As an incentive to change brokers, the new clearing broker-dealer extended the Company a loan of $175,000 that by its terms will be forgiven by the clearing broker-dealer over a two-year period.

The loan is payable in two equal annual installments of $87,500 plus accrued interest on September 30, 2003 and 2004. Interest is accrued at 8% per annum on the unpaid principal balance. In the event that the clearing agreement between the Company and the clearing broker-dealer has not been terminated by either party as of the date on which each installment is due, the clearing broker/dealer shall forgive each annual installment of principal and interest.

The loan is collateralized by security interests in all the assets of the Company.

As of September 30, 2003, the Company and the clearing broker-dealer were still implementing the clearing agreement. Therefore, the first installment of $87,500, plus accrued interest of $14,000, has been forgiven by the clearing broker/dealer. These amounts are recorded as an offset to commissions expenses and interest expense on the accompanying Statement of Income.

(4) Profit sharing plan

The Company has a qualified, discretionary profit sharing plan in effect for eligible employees. The plan covers full-time employees who have reached 21 years of age and have completed a minimum of 12 months of service. The plan provides for discretionary contributions determined annually by the Board of Directors. Profit sharing expense charged to operations was $0 for the year ended December 31, 2003.

(5) **Related party transactions**

The Company shares office space with and provides certain administrative functions to an affiliated company related by common ownership. Administrative expenses charged to this affiliated company were $40,000 for the year ended December 31, 2003. These amounts are recorded as an offset to other operating expenses on the accompanying Statement of Income.

(6) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $139,723 which was $39,723 in excess of its required net capital of $100,000. The Company's net capital ratio at December 31, 2003 was 8.8 to 1.

(7) **Operating Leases**

The Company leases its office space under a non-cancelable operating lease expiring on December 31, 2004 and is committed to minimum future rental payments approximating $102,960 in 2004. The lease requires payment of certain additional expenses including repairs, maintenance, taxes and other operating expenses. Rent expense charged to operations was $108,638 for the year ended December 31, 2003.

(8) **Commitments and Contingencies**

Buy/sell agreement - Under terms of the Shareholders' Agreement, each shareholder is entitled to the first right of refusal to purchase shares of the company upon the occurrence of disability, termination, death and certain other events related to other shareholders at an amount based on a mutually-agreed value or arbitration process.

Clearing broker-dealer agreement - The Company is committed to continue using its current clearing broker-dealer until September 30, 2004 or it will be required to repay all or a portion of the loan advanced from the clearing-broker dealer made as part of the agreement (See Note 3).

SUPPLEMENTARY INFORMATION

SRM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

SCHEDULE I

NET CAPITAL		
Total stockholders' equity	$	269,670
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		269,670
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		269,670
Deductions and/or charges:		
Non-allowable assets		
Fixed assets (net)		5,349
Other assets		84,581
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/ proprietary capital charges		-
Other deductions and/or charges		-
Net capital before haircuts on securities positions (tentative net capital)		179,740
Haircuts on securities		
Contractual securities commitments		-
Securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposit and commercial paper		-
U.S. and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		40,017
Undue concentrations		-
NET CAPITAL	$	139,723

SRM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

SCHEDULE I

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Total accrued liabilities	$	1,228,702
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
TOTAL AGGREGATE INDEBTEDNESS	$	1,228,702
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital at 1500%	$	39,723
Excess net capital at 1000%	$	16,853
Ratio: aggregate indebtedness to net capital		8.8 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	139,723
Net audit adjustments		
Other adjustments, net		-
NET CAPITAL PER ABOVE	$	139,723

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11601 Wilshire Blvd., Suite 2300
Los Angeles, California 90025
310-268-2000 ph
310-268-2001 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of

SRM SECURITIES, INC.

In planning and performing our audit of the financial statements and supplemental schedule of SRM Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Los Angeles, California
February 23, 2004

SRM SECURITIES, INC.

SCHEDULES NOT INCLUDED IN AUDIT PACKAGE

December 31, 2003

The following schedules are not applicable to SRM Securities, Inc.:

1. Statement of Changes in Liabilities Subordinated to Claims of General Creditors -

   SRM Securities, Inc. has no subordinated liabilities.

2. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 -

   SRM Securities, Inc. is exempt from the reserve requirement under Rule 15c3-3(K)(2)(ii).

3. Information Relating to Possession or Control Requirements under Rule 15c3-3 -

   SRM Securities, Inc. is exempt from the possession or control requirements under Rule 15c3-3(K)(2)(ii).

4. A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation -

   SRM Securities, Inc. has no subsidiaries; therefore, no consolidation is necessary.

5. Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts -

   SRM Securities, Inc. has no commodity future accounts.